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UBS Group AG, News Release, 7 December 2023

7 December 2023
News Release
UBS AG and Credit Suisse AG enter into definitive merger agreement
●
The Boards of Directors of UBS Group AG, UBS AG and Credit Suisse AG approved execution of a merger of UBS AG and Credit Suisse AG
●
Completion of merger expected in 2024, subject to regulatory approvals
Zurich, 7 December 2023 – Following the

merger of the holding companies UBS

Group AG and CS
Group AG on 12 June 2023, the Board of Directors of UBS Group AG has

approved the execution
of a merger of UBS AG and Credit Suisse AG.

Following approvals from their respective Boards,
both entities have entered into a definitive merger agreement.

The completion of the merger is
subject to regulatory approvals and is expected to happen

in 2024. Separately, UBS continues to
prepare for the planned merger of UBS Switzerland AG

and Credit Suisse (Schweiz) AG also in
2024.
In connection with the planned merger, UBS AG is filing today with the US Securities and Exchange
Commission (SEC) a Form 6-K containing unaudited

pro forma condensed financial information
giving effect to the merger. The pro forma financial information is presented for illustrative purposes only and reflects preliminary estimates and assumptions made by UBS’s management. As
such, these estimates and assumptions are subject

to change. The proforma financial information
will be available on the SEC’s website at www.sec.gov and at www.ubs.com/investor.
UBS Group AG
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www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 7 December 2023

Notice to investors and cautionary statement regarding forward-looking statements
This document and the information contained herein is provided solely for information purposes and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the
United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG,
UBS AG, Credit Suisse AG or their affiliates (collectively,

“UBS”) should be made on the basis of this document.
This document contains statements that constitute “forward-looking statements, ”including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations.
UBS’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors filed on Form 6-K with the 2Q23 UBS Group AG report on 31 August 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise